UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Medley Management Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities) 58503T106
(CUSIP Number)
January 19, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58503T106
(1) Names of Reporting Persons
Jeffrey B. Tonkel
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	181,818*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	181,818*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
181,818*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
6.0% *
(12) Type of Reporting Person
IN

*As of January 19, 2021, Jeffrey B. Tonkel may be deemed to beneficially own 181,818 shares of Class A common stock, par value $0.01 per share (“Common Stock”), of Medley Management Inc., a Delaware corporation (the “Issuer”), or 6.0% of the shares of Common Stock deemed issued and outstanding as of the date hereof.  The shares of Common Stock reported herein includes 181,818 shares of Common Stock held directly by Percy Holdings, LLC (“Percy Holdings”).  Mr. Tonkel owns a majority of Percy Holdings and is the Manager.

The beneficial ownership percentage is based on 3,045,177 shares of Common Stock issued and outstanding as of January 19, 2021 based on information provided by the Issuer and other public information. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own 6.0% of the shares of Common Stock issued and outstanding.

CUSIP No. 58503T106
(1) Names of Reporting Persons
Percy Holdings, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	181,818*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	181,818*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
181,818*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
6.0%*
(12) Type of Reporting Person
OO

*As of January 19, 2021, Jeffrey B. Tonkel may be deemed to beneficially own 181,818 shares of Class A common stock, par value $0.01 per share (“Common Stock”), of Medley Management Inc., a Delaware corporation (the “Issuer”), or 6.0% of the shares of Common Stock deemed issued and outstanding as of the date hereof.  The shares of Common Stock reported herein includes 181,818 shares of Common Stock held directly by Percy Holdings, LLC (“Percy Holdings”).  Mr. Tonkel owns a majority of Percy Holdings and is the Manager.

The beneficial ownership percentage is based on 3,045,177 shares of Common Stock issued and outstanding as of January 19, 2021 based on information provided by the Issuer and other public information. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own 6.0% of the shares of Common Stock issued and outstanding.

Item 1(a). Name Of Issuer: Medley Management Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
280 Park Avenue, 6th Floor East, New York, New York 10017
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Percy Holdings, LLC (“Percy Holdings”) and (ii) Jeffrey B. Tonkel, as the Manager of Percy Holdings (“Mr. Tonkel” and, together with Percy Holdings, the “Reporting Persons”).

The 181,818 shares of Class A common stock, par value $0.01 per share (“Common Stock”) held by the Percy Holdings, representing approximately 6.0% of the Common Stock of the Company may be deemed to be beneficially owned indirectly by Mr. Tonkel.

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 41 Purdy Avenue Rye, NY 10580
Item 2(c). Citizenship:
Mr. Tonkel is a citizen of the United States. Percy Holdings, LLC is organized under the laws of Delaware.
Item 2(d). Title of Class of Securities:
Class A Common Stock, $0.01 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.:
58503T106

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:

As reported in the cover pages to this report, the ownership information with respect to the ownership of the Common Stock of the Company by Mr. Tonkel and Percy Holdings, LLC is a follows:

(a)	Amount Beneficially Owned:	181,818*

(b)	Percent of Class:	6.0%*

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	181,818*

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of:	181,818*

(iv)	Shared power to dispose or to direct the disposition of	0

*As of January 19, 2021, Jeffrey B. Tonkel may be deemed to beneficially own 181,818 shares of Class A common stock, par value $0.01 per share (“Common Stock”), of Medley Management Inc., a Delaware corporation (the “Issuer”), or 6.0% of the shares of Common Stock deemed issued and outstanding as of the date hereof.  The shares of Common Stock reported herein includes 181,818 shares of Common Stock held directly by Percy Holdings, LLC (“Percy Holdings”).  Mr. Tonkel owns a majority of Percy Holdings and is the Manager.

The beneficial ownership percentage is based on 3,045,177 shares of Common Stock issued and outstanding as of January 19, 2021 based on information provided by the Issuer and other public information. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own 6.0% of the shares of Common Stock issued and outstanding.

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2021

/s/ Jeffrey B. Tonkel
Jeffrey B. Tonkel

Percy Holdings, LLC

/s/ Jeffrey B. Tonkel
Name: Jeffrey B. Tonkel Title: Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).